SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Cartesian Growth Corporation

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G19276107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G19276107	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS CGC Sponsor LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,550,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,550,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%*
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G19276107	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Pangaea Three-B, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,550,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,550,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%*
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G19276107	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Peter Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,550,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,550,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%*
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G19276107	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Cartesian Growth Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

505 Fifth Avenue, 15th Floor, New York, New York 10017

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	CGC Sponsor LLC

(ii)	Pangaea Three-B, LP

(iii)	Peter Yu

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 505 Fifth Avenue, 15th Floor, New York, NY 10017.

Item 2(c).	Citizenship:

CGC Sponsor LLC is a Cayman Islands limited liability company, Pangaea Three-B, LP is a Cayman Islands limited partnership and Peter Yu is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”).

Item 2(e).	CUSIP Number:

G19276107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. G19276107	13G	Page 6 of 8 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

CGC Sponsor LLC (the “Sponsor”) holds 8,550,000 Class B ordinary shares, par value $0.0001 per share of the Issuer (the “Class B Shares”), representing approximately 19.8% of the outstanding Class A Shares, on an as-converted basis. The Class B Shares will automatically convert into Class A Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s registration statement on Form S-1 (File No. 333- 252784) and have no expiration date.

The securities described above are held directly by the Sponsor. Pangaea Three-B, LP is the sole member of the Sponsor, and is controlled by Peter Yu, the Issuer’s Chairman and Chief Executive Officer. Consequently, each of Pangaea Three-B, LP and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor, and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor, except to the extent of his pecuniary interest therein.

The aggregate percentage of Class A Shares beneficially owned by each of the Reporting Persons is calculated based upon 43,125,000 Class A Shares outstanding as of November 15, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021, adjusted for the Class A Shares issuable upon conversion of the Class B Shares held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

CUSIP No. G19276107	13G	Page 7 of 8 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. G19276107	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

CGC SPONSOR LLC

By: /s/ Peter Yu

Name: Peter Yu

Title: President and Manager

PANGAEA THREE-B, LP

By: Pangaea Three GP, LP

Its: General Partner

By: Pangaea Three Global GP, LLC

Its: General Partner

By: /s/ Peter Yu

Name: Peter Yu

Title: Managing Member

/s/ Peter Yu

Name: Peter Yu

Exhibit 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning her, him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that she, he or it knows or has reason to believe that such information is inaccurate.

Date: February 11, 2022

CGC SPONSOR LLC

By: /s/ Peter Yu

Name: Peter Yu

Title: President and Manager

PANGAEA THREE-B, LP

By: Pangaea Three GP, LP

Its: General Partner

By: Pangaea Three Global GP, LLC

Its: General Partner

By: /s/ Peter Yu

Name: Peter Yu

Title: Managing Member

/s/ Peter Yu

Name: Peter Yu